UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 06, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Interim Management Statement - dated 06 May 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 06, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 06, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Interim Management Statement

31 March 2014

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analyses compares the three months to 31 March 2014 to the corresponding three months of 2013 and balance sheet analysis as at 31 March 2014 with comparatives relating to 31 December 2013. Balance sheet comparative figures have been revised to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation. The abbreviations £m and £bn represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations $m and $bn represent millions and thousands of millions of US Dollars respectively.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; disposal of the investment in BlackRock, Inc; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment.

All capital measures, risk weighted assets and leverage disclosures are on a CRD IV basis unless otherwise stated.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

In accordance with Barclays' policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the British Bankers' Association Disclosure Code and the Enhanced Disclosure Task Force recommendations, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful. The One Africa disclosure provided in the Results Announcement for the year ended 31 December 2013 will be provided on a half-yearly basis.

The information in this announcement, which was approved by the Board of Directors on 5 May 2014 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2013, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe", "achieve" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which is available on the SEC's website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Performance Highlights

"A continued strong momentum across our retail, cards and corporate banking franchises, all of which generated higher returns year on year, offset by a significant decline in FICC income within the Investment Bank, resulting in Group adjusted profit before tax decreasing 5%.

UK Retail, Barclaycard and Corporate together drove approximately half of the Group's income this quarter and we remain well positioned to benefit from further improvements in the economic environment. Investment Bank income reduced 28% primarily driven by a significant decline in FICC income of 41% on Q113 driven by lower client volumes, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relative strong performance in Q113. Performance in Equities and Investment Banking income was broadly stable year on year.

I am pleased to report the lowest operating expenses, excluding cost to achieve Transform (CTA) spend, since 2009. This reflects the results of our cost programme. The outcome is higher adjusted profit before tax across most businesses, with the principal exception being the Investment Bank where income weakness offset cost reduction. We will continue to focus on operating expenses as a central element of Transform.

Building on the strong progress made last quarter on leverage reduction, we remain focused on balance sheet and capital. This was demonstrated by the fully loaded CRD IV CET1 ratio increasing 37bps to 9.6% and the estimated PRA leverage ratio increasing 16bps to 3.1% this quarter, exceeding the PRA's expected leverage ratio of 3%. Net tangible asset value per share increased 1p to 284p.

As previously announced, I will update the market on Barclays strategy to deliver improved and sustainable returns and growth for our shareholders on 8 May 2014. This plan will address issues underlying the performance challenges we have recently experienced, including positioning the Investment Bank for the new operating and regulatory environment."

Antony Jenkins, Group Chief Executive

Performance Highlights

Income Statement

•     Adjusted profit before tax was down 5% to £1,693m driven by a reduction in Investment Bank income, in particular FICC, and currency movements partially offset by a reduction in operating expenses of 16% to £4,435m

• Statutory profit before tax improved 18% to £1,812m, including an own credit gain of £119m (Q113: loss of £251m)

Income Performance

•     Adjusted income decreased 14% to £6,650m, primarily reflecting a reduction in the Investment Bank partially offset by growth in UK RBB and Barclaycard. Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £2,613m reflecting business growth and stable margins

•     Investment Bank income was down 28% to £2,490m driven primarily by a 41% decrease in FICC income due to challenging trading conditions resulting in subdued client activity across Rates and Credit, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relatively strong performance in Q113

Credit Impairment

• Credit impairment charges improved 22% to £548m, principally reflecting lower charges in Africa RBB and Corporate Banking. As a result the loan loss rate improved to 45bps (Q113: 56bps)

Cost Performance

•     Operating expenses decreased £861m to £4,435m reflecting a £274m reduction in CTA charges and savings attributable to prior year Transform initiatives, in particular the restructuring programmes, and currency movements

Balance Sheet, Leverage and Capital Management

•     Fully loaded CRD IV Common Equity Tier 1 (CET1) ratio increased 37bps to 9.6% and the estimated PRA leverage ratio increased 16bps to 3.1%, largely reflecting the capital generated from earnings; and for the leverage ratio, a
       £39bn reduction in PRA leverage exposure to £1,326bn. The estimated fully loaded CRD IV leverage ratio increased to 3.3% (2013: 3.1%)

• Total equity excluding non-controlling interest increased £1bn to £56.4bn

• Net tangible asset value per share improved 1p to 284p and net asset value per share was stable at 331p

Returns

•     Adjusted return on average shareholders' equity decreased to 6.4% (Q113: 7.6%) principally reflecting the equity raised from the rights issue in Q413 and a decrease in profit before tax. Adjusted return on average tangible shareholders' equity decreased to 7.5% (2013: 9.0%). Statutory return on average shareholders' equity improved to 7.1% (Q113: 6.5%)

Performance Highlights

Barclays Unaudited Results	Adjusted	Statutory

for the Three Months Ended	31.03.14	31.03.13		31.03.14	31.03.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	6,650	7,734	(14)	6,769	7,483	(10)
Credit impairment charges and other provisions	(548)	(706)	22	(548)	(706)	22
Net operating income	6,102	7,028	(13)	6,221	6,777	(8)
Operating expenses (excluding costs to achieve Transform)	(4,195)	(4,782)	12	(4,195)	(4,782)	12
Costs to achieve Transform	(240)	(514)	53	(240)	(514)	53
Operating expenses	(4,435)	(5,296)	16	(4,435)	(5,296)	16
Other net income	26	54	(52)	26	54	(52)
Profit before tax	1,693	1,786	(5)	1,812	1,535	18
Tax charge	(561)	(571)	2	(597)	(491)	(22)
Profit after tax	1,132	1,215	(7)	1,215	1,044	16
Non-controlling interests	(201)	(205)	2	(201)	(205)	2
Other equity interests	(49)	-	-	(49)	-	-
Attributable profit	882	1,010	(13)	965	839	15

Performance Measures
Return on average tangible shareholders' equity	7.5%	9.0%		8.3%	7.6%
Return on average shareholders' equity	6.4%	7.6%		7.1%	6.5%
Return on average risk weighted assets1	1.0%	1.0%		1.1%	0.9%
Cost: income ratio	67%	68%		66%	71%
Loan loss rate (bps)	45	56		45	56

Basic earnings per share	5.4p	7.5p		5.9p	6.3p
Dividend per share	1.0p	1.0p		1.0p	1.0p

Balance Sheet and Leverage				31.03.14	31.12.13
Net tangible asset value per share2				284p	283p
Net asset value per share2				331p	331p
Estimated PRA leverage exposure				£1,326bn	£1,365bn

Capital Management
Fully loaded CRD IV
Common equity tier 1 ratio				9.6%	9.3%
Common equity tier 1 capital				£41.4bn	£40.4bn
Risk weighted assets				£429bn	£436bn
Estimated leverage ratio				3.3%	3.1%
Estimated PRA leverage ratio				3.1%	3.0%

Funding and Liquidity
Group liquidity pool				£134bn	£127bn
Loan: deposit ratio				101%	101%
Estimated liquidity coverage ratio				109%	102%

Adjusted Profit Reconciliation				31.03.14	31.03.13
Adjusted profit before tax				1,693	1,786
Own credit				119	(251)
Statutory profit before tax				1,812	1,535

1 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).
2       Net tangible asset value per share is calculated by dividing shareholders' equity, excluding non-controlling and other equity interests, less goodwill and intangible assets, by the number of issued ordinary shares. Net asset value per share is calculated by dividing shareholders' equity, excluding non-controlling and other equity interests, by the number of issued ordinary shares.

Performance Highlights

Adjusted	Statutory

	31.03.14	31.03.13		31.03.14	31.03.13
Income by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	1,145	1,067	7	1,145	1,067	7
Europe RBB	146	176	(17)	146	176	(17)
Africa RBB	567	668	(15)	567	668	(15)
Barclaycard	1,184	1,153	3	1,184	1,153	3
Investment Bank	2,490	3,463	(28)	2,490	3,463	(28)
Corporate Banking	722	772	(6)	722	772	(6)
Wealth and Investment Management	451	469	(4)	451	469	(4)
Head Office and Other Operations	(55)	(34)	(62)	64	(285)
Total income	6,650	7,734	(14)	6,769	7,483	(10)

Adjusted	Statutory

	31.03.14	31.03.13		31.03.14	31.03.13
Profit/(Loss) Before Tax by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	360	299	20	360	299	20
Europe RBB	(88)	(462)	81	(88)	(462)	81
Africa RBB	101	81	25	101	81	25
Barclaycard	423	363	17	423	363	17
Investment Bank	668	1,315	(49)	668	1,315	(49)
Corporate Banking	260	183	42	260	183	42
Wealth and Investment Management	51	60	(15)	51	60	(15)
Head Office and Other Operations	(82)	(53)	(55)	37	(304)
Total profit before tax	1,693	1,786	(5)	1,812	1,535	18

Group Performance Review

Income Statement

•      Adjusted profit before tax was down 5% to £1,693m driven by a reduction in Investment Bank income, in particular FICC, partially offset by a reduction in operating expenses of 16% to £4,435m, including a 53% reduction to
        £240m in CTA

• Statutory profit before tax improved 18% to £1,812m, including an own credit gain of £119m (2013: loss of £251m)

Income Performance

• Adjusted income decreased 14% to £6,650m, reflecting a reduction in the Investment Bank and currency movements, partially offset by growth in UK RBB and Barclaycard

•      Investment Bank income was down 28% driven primarily by a 41% decrease in FICC income due to subdued client activity, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relatively strong first quarter comparison in 2013. Macro products and Credit Products income decreased 48% and 33% to £584m and £646m respectively. Q113 benefitted from increased activity across all products due to positive economic news, in particular the "fiscal cliff" resolution in the US

• Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £2,613m reflecting business growth and stable net interest margin

Credit Impairment

• Credit impairment charges improved 22% to £548m, principally due to:

- Lower charges across all RBB businesses, notably Africa RBB, reflecting generally improving delinquency and charge-off rates, particularly in the mortgage and business banking portfolios

- Continued fall in charges in Corporate Europe, and higher net releases in Investment Banking relating to a number of exposures

• This improvement, combined with an increase in loans and advances, resulted in a lower loan loss rate of 45bps (2013: 56bps)

Cost Performance

•      Operating expenses decreased £861m to £4,435m reflecting a £274m reduction in CTA charges and savings attributable to prior year Transform initiatives, in particular redundancies and scale reduction delivered by restructuring programmes, and currency movements

•      Within operating expenses, total compensation costs decreased 14% to £2,365m. Total compensation costs in the Investment Bank decreased 20% to £1,136m reflecting savings attributable to Transform initiatives and reduction in current year bonus accruals in line with the reduction in profit before tax. The Investment Bank compensation to income ratio increased to 46% (2013: 41%) with the 20% reduction in compensation more than offset by the decrease in income

Taxation

•      The effective tax rate on adjusted profit before tax was stable at 33.1% (2013: 32.0%), which, for both periods primarily reflected profits outside of the UK taxed at higher local statutory tax rates. The effective tax rate on statutory profit before tax was stable at 32.9% (2013: 32.0%)

Returns

•      Adjusted return on average shareholders' equity decreased to 6.4% (2013: 7.6%) principally reflecting the equity raised from the rights issue in Q413 and a decrease in profit before tax. Adjusted return on average tangible shareholders' equity decreased to 7.5% (2013: 9.0%). Statutory return on average shareholders' equity improved to 7.1% (2013: 6.5%)

Group Performance Review

Balance Sheet and Leverage

Balance Sheet

• Total assets remained stable at £1,362bn

- £35.2bn increase in loans and advances to customers and banks to £506.2bn driven by higher settlement balances of £32.8bn, and increases in UK mortgages and corporate lending

- £21.9bn reduction in derivative financial instruments to £333.4bn due to further exposure reduction initiatives and market movements. This is consistent with the reduction in derivative liabilities

• Customer accounts increased £28.2bn to £457.4bn primarily due to a £25.8bn increase in settlement balances and growth in UK deposits

•      Total equity was £64.9bn (2013: £63.9bn). Excluding non-controlling interests, equity increased £1.0bn to £56.4bn. This reflects a £0.7bn increase in share capital and share premium due to the issuance of shares under employee share schemes and increases of £0.2bn and £0.3bn in the available for sale reserves and cash flow hedge reserves. These increases were partially offset by a decrease in currency translation reserves of £0.3bn, driven by the strengthening of GBP against USD, EUR and ZAR

• Net tangible asset value per share increased 1p to 284p and net asset value per share was stable at 331p

•      As at 31 March 2014, the provision for PPI redress was £689m (2013: £971m) following utilisation of £282m in the quarter. Overall complaint volumes reduced 8% in Q114 from Q413 as did referrals to the Financial Ombudsman
        Service, while 40-50% of the complaints received have no record of PPI having been sold. However, March 2014 saw a significant spike in PPI complaints received via claims management companies, with the majority of these complaints relating to PPI sold over 10 years ago. As a result of this inflow of complaints there remains a significant level of uncertainty regarding future complaint volumes, including assessing their legitimacy. This situation is being monitored closely including undertaking additional analysis and an assessment of the overall PPI provision

•      As at 31 March 2014, the provision for interest rate hedging product redress was £928m after Q114 utilisation of £241m primarily due to the payment of redress to customers. Redress outcomes have been communicated to nearly
        60% of customers covered by the review, of which 29% have been paid.  There has been no significant change to the estimate of future costs and the Group expects the provision to be sufficient to cover the cost of completing the redress.  No provision has been recognised in relation to possible incremental consequential loss claims

Leverage exposure

•      The estimated PRA leverage exposure reduced by £39bn to £1,326bn, including a £17bn reduction in potential future exposure (PFEs) on derivatives from trade compression and a £20bn reduction in securities financing transactions (SFTs) exposures primarily from collateral and netting optimisation

Capital Management

• Fully loaded CRD IV CET1 ratio increased 37bps to 9.6% primarily due to an increase in CET1 capital

• Fully loaded CRD IV CET1 capital increased £1.0bn to £41.4bn, principally due to regulatory capital generated from earnings after the impact of dividends paid and a decrease in regulatory deductions

• CRD IV risk weighted assets (RWAs) decreased £6bn to £429bn, primarily driven by Investment Bank risk reductions and policy updates, offset by model changes

•      The estimated PRA leverage ratio increased 16bps to 3.1% primarily reflecting an increase in eligible PRA adjusted Tier 1 capital to £41.5bn (2013: £40.5bn) and a reduction in leverage exposure of £39bn. The estimated fully loaded CRD IV leverage ratio increased to 3.3% (2013: 3.1%)

Group Performance Review

Funding and Liquidity1

•      The Group liquidity pool was £134bn (2013: £127bn), of which £128bn (2013: £121bn) qualifies as high quality liquid assets counting towards Liquidity Coverage Ratio (LCR). The liquidity pool is within Barclays' established liquidity risk appetite framework and in excess of regulatory requirements

•      Cash and deposits with central banks accounted for £52bn (2013: £43bn) of the liquidity pool, of which over 95% was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss
        National Bank. High quality government bonds accounted for £60bn (2013: £62bn), of which over 85% comprised of UK, US, Japan, France, Germany, Denmark and the Netherlands government securities. Other available liquidity accounted for £22bn (2013: £22bn)

•      The Group estimated its LCR at 109% (2013: 102%) based on Basel standards published in January 2013. This is equivalent to a surplus of £11bn (2013: £2bn) above the 100% ratio. Going forward, the Group will report its LCR based on the CRD IV rules, as implemented by the EBA. On this basis, the estimated LCR was 103% (2013: 96%)

• The loan to deposit ratio for the Group was unchanged at 101% reflecting similar growth rates in loans and deposits

•      Total Group wholesale funding outstanding (excluding repurchase agreements) was £186bn (2013: £186bn), of which £91bn (2013: £82bn) matures in less than one year and £17bn (2013: £20bn) matures within one month

•      The Group issued £9bn of term funding, net of early redemptions, including £3bn of benchmark public issuances and £6bn of funding raised through participation in the Bank of England's Funding for Lending Scheme. Barclays
         has £19bn of term funding maturing in the remainder of 2014 and £22bn in 2015

Dividends

• A first interim dividend for 2014 of 1.0p per share will be paid on 23 June 2014

Outlook

• We continue to be cautious about the trading environment in which we operate and as a consequence we remain focused on structurally reducing the cost base in order to improve returns

1        Liquidity risk is managed separately at BAGL Group due to local currency and funding requirements. Apart from the LCR and customer loan to deposit ratio, all disclosures in this section exclude BAGL.

Results by Business

UK Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,145	1,067	7
Credit impairment charges and other provisions	(80)	(89)	10
Net operating income	1,065	978	9
Operating expenses (excluding costs to achieve Transform)	(676)	(704)	4
Costs to achieve Transform	(31)	-
Operating expenses	(707)	(704)	-
Other net income	2	25	(92)
Profit before tax	360	299	20
Attributable profit1	263	218	21

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	137.8	136.5	1
Customer deposits	137.3	135.5	1
Total assets	147.6	152.9	(3)
Risk weighted assets - fully loaded CRD IV	44.0	44.1	-

Performance Measures	31.03.14	31.03.13
Return on average tangible equity2	21.0%	19.2%
Return on average equity2	12.4%	11.0%
Return on average risk weighted assets2	2.5%	2.2%
Cost: income ratio	62%	66%
Loan loss rate (bps)	23	27

1 Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Q114 compared to Q113

• Income increased 7% to £1,145m driven by strong mortgage growth and improvement of 4bps in the net interest margin to 132bps

•      Credit impairment charges improved 10% to £80m driven by lower write offs within mortgages and current accounts and improved performance within business banking. 90 day arrears rates on personal loans improved to 1.1%
        (2013: 1.4%) with arrears rates on mortgages flat at 0.3%

•      Operating expenses remained broadly flat at £707m, including costs to achieve Transform of £31m. Operational efficiency has been enhanced through process improvement, the rationalisation of operational sites and reductions in headcount, whilst continuing to invest in customer experience via our physical, telephony and digital channels

• Profit before tax improved 20% to £360m primarily driven by income growth and lower impairment

Q114 compared to Q413

• Profit before tax improved 70% to £360m primarily due to lower costs to achieve Transform of £31m (Q413: £119m), the 2013 UK bank levy charge in Q413 and lower operational costs

• Loans and advances to customers increased to £137.8bn (2013: £136.5bn), including Barclays Direct assets of £4.0bn (2013: £4.4bn), due to mortgage growth driven by increased customer demand

• Customer deposits increased to £137.3bn (2013: £135.5bn), including Barclays Direct deposits of £5.4bn (2013: £6.2bn), due to continued inflows to primary current accounts

• Total assets decreased 3% to £147.6bn primarily reflecting a reduction in liquidity pool assets offset by retail lending growth

• RWAs remained broadly flat at £44.0bn

Results by Business

Europe Retail and Business Banking	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	146	176	(17)
Credit impairment charges and other provisions	(49)	(70)	30
Net operating income	97	106	(8)
Operating expenses (excluding costs to achieve Transform)	(185)	(215)	14
Costs to achieve Transform	(3)	(356)	99
Operating expenses	(188)	(571)	67
Other net income	3	3	-
Loss before tax	(88)	(462)	81
Attributable loss1	(69)	(363)	81

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	36.0	37.0	(3)
Customer deposits	15.8	16.3	(3)
Total assets	44.0	45.0	(2)
Risk weighted assets - fully loaded CRD IV	15.8	16.2	(2)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity2	(14.2%)	(67.3%)
Return on average equity2	(13.0%)	(61.9%)
Return on average risk weighted assets2	(1.6%)	(8.5%)
Cost: income ratio	129%	324%
Loan loss rate (bps)	54	70

1 Attributable loss is calculated as loss after tax after deducting non-controlling interests and other equity interests.
2 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Q114 compared to Q113

•      Income declined 17% to £146m reflecting lower upfront fees and commissions due to actions to run down Exit Quadrant assets and rationalise the product offering consistent with the Transform strategy, and adverse currency movements

- Net interest margin decreased 4bps to 77bps due to higher funding costs and a change in asset mix as Exit Quadrant assets were run down, partially offset by new customer balances

• Credit impairment charges improved 30% to £49m, primarily due to better mortgage portfolio collections, mainly in Spain

•      Operating expenses decreased to £188m (Q113: £571m), primarily due to lower costs to achieve Transform and the resulting cost savings arising from the reduction in employees and distribution points, as part of the on-going restructuring programmes, and favourable currency movements

•      Loss before tax decreased to £88m (Q113: £462m), principally due to the non-recurrence of costs to achieve Transform, cost savings resulting from 2013 Transform initiatives and improved credit impairment charges

Q114 compared to Q413

• Income reduced 5% to £146m due to adverse currency movements and increased funding costs

• Loss before tax decreased to £88m (Q413: £181m) due to the non-recurrence of costs to achieve Transform, and improved credit impairment charges

•      Loans and advances reduced 3% to £36.0bn largely driven by asset reduction activity as part of the Transform strategy and currency movements. Customer deposits reduced by 3% to £15.8bn due to customer attrition and currency movements

• Total assets reduced 2% to £44.0bn principally due to a reduction in loans and advances and currency movements

• RWAs decreased 2% to £15.8bn driven by run down of Exit Quadrant assets and the appreciation of GBP against EUR

Results by Business

Africa Retail and Business Banking	Constant Currency1

Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
31.03.14	31.03.13	31.03.14	31.03.13

Income Statement Information	£m	£m	% Change	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	567	668	(15)	731	668	9
Credit impairment charges and other provisions	(59)	(114)	48	(76)	(114)	33
Net operating income	508	554	(8)	655	554	18
Operating expenses (excluding costs to achieve Transform)	(402)	(474)	15	(507)	(474)	(7)
Costs to achieve Transform	(9)	-		(11)	-
Operating expenses	(411)	(474)	13	(518)	(474)	(9)
Other net income	4	1		5	1
Profit before tax	101	81	25	142	81	75
Attributable profit2	20	9		35	9

	As at 31.03.14	As at 31.12.13		As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	23.9	24.2	(1)	24.2	24.2	-
Customer deposits	16.8	16.9	(1)	17.0	16.9	1
Total assets	32.5	33.5	(3)	32.8	33.5	(2)
Risk weighted assets - fully loaded CRD IV	21.9	22.8	(4)	22.0	22.8	(4)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity3	4.1%	2.1%
Return on average equity3	2.6%	1.2%
Return on average risk weighted assets3	1.2%	0.9%
Cost: income ratio	72%	71%
Loan loss rate (bps)	96	148

1       Constant currency results are calculated by converting ZAR results into GBP using the Q113 exchange rate for the income statement and the Q413 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.

2 Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
3 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Q114 compared to Q113

•      Based on average rates the ZAR depreciated against GBP by 30% on Q113. The deterioration was a significant contributor to the movement in the reported results. Other currency movements were not significant contributors to results for Africa RBB

•      Income declined 15% to £567m driven by currency movements. On a constant currency basis, income increased 9% driven by improved performance in South Africa partly as a result of an increased interest rate environment

- Net interest margin was up 36bps to 339bps primarily due to lower treasury funding costs, the benefits from an increased interest rate environment and lower non-performing loans

•      Credit impairment charges improved by 48% to £59m, principally due to lower charges in the South African home loans portfolio and a depreciation of ZAR against GBP. The proportion of non-performing home loans improved due to lower charge-off rates and a continuation of enhanced recovery strategies

• Operating expenses decreased 13% to £411m. On a constant currency basis, costs increased 9% driven by inflationary pressures in South Africa and costs to achieve Transform

•      Profit before tax increased 25% to £101m. On a constant currency basis profit before tax increased 75% to £142m, primarily due to lower credit impairment charges and improved revenue performance in South Africa

Results by Business

Q114 compared to Q413

• Closing ZAR rate remained broadly steady, while the average rate depreciated against GBP by 8% from Q413. Other currency movements were not significant contributors to results for Africa RBB

• Profit before tax increased to £101m (Q413: £60m), driven by depreciation in the ZAR, the 2013 UK bank levy charge in Q413 and lower costs in South Africa

•      Loans and advances to customers and customer deposits remained broadly in line at £23.9bn and £16.8bn respectively. On a constant currency basis loans and advances growth was offset by the continued decline in the home loans non-performing loans book, while customer deposits were stable

• Total assets decreased 3% to £32.5bn. On a constant currency basis total assets were broadly in line

• RWAs decreased 4% to £21.9bn driven by risk reductions and lower operational risk RWAs

Results by Business

Barclaycard	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,184	1,153	3
Credit impairment charges and other provisions	(311)	(303)	(3)
Net operating income	873	850	3
Operating expenses (excluding costs to achieve Transform)	(447)	(496)	10
Costs to achieve Transform	(13)	-
Operating expenses	(460)	(496)	7
Other net income	10	9	11
Profit before tax	423	363	17
Attributable profit1	286	242	18

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	35.9	35.6	1
Customer deposits	5.9	5.2	13
Total assets	39.4	38.9	1
Risk weighted assets - fully loaded CRD IV	41.2	40.5	2

Performance Measures	31.03.14	31.03.13
Return on average tangible equity2	23.5%	22.5%
Return on average equity2	18.6%	17.0%
Return on average risk weighted assets2	3.1%	2.8%
Cost: income ratio	39%	43%
Loan loss rate (bps)	333	340

1 Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Q114 compared to Q113

• Income increased 3% to £1,184m reflecting continued net lending growth across the business and lower impact from structural hedges, partially offset by depreciation of ZAR and USD against GBP

- Customer asset margin remained broadly stable at 9.50%

•      Credit impairment charges increased 3% to £311m driven by asset growth across the business. Loan loss rates reduced by 7bps to 333bps, with improved delinquency rates in the US and UK reflecting improving economic conditions. In South Africa rates increased to 632bps (Q113: 403bps) reflecting a change in product mix as a result of portfolio acquisition and targeted asset growth

• Operating expenses reduced 7% to £460m driven by depreciation of USD and ZAR against GBP and improved efficiency, partially offset by business growth and costs to achieve Transform

• Profit before tax increased 17% to £423m reflecting continued net lending growth and improved efficiency

 Q114 compared to Q413

• Profit before tax increased 26% to £423m driven by the 2013 UK bank levy charge in Q413 and lower operating expenses and costs to achieve Transform

• Total assets and loans and advances to customers increased 1% to £39.4bn and £35.9bn respectively. Customer deposits increased to £5.9bn (2013: £5.2bn) due to continued funding initiatives in the US

• RWAs increased 2% to £41.2bn driven primarily by an increase in customer lending and the further roll out of advanced modelled approaches

Results by Business

Investment Bank	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Macro Products1	584	1,113	(48)
Credit Products1	646	960	(33)
FICC	1,230	2,073	(41)
Equities and Prime Services	674	706	(5)
Investment Banking	555	557	-
Principal Investments	8	9	(11)
Exit Quadrant2	23	118	(81)
Total income	2,490	3,463	(28)
Net credit impairment charges and other provisions release	46	14
Net operating income	2,536	3,477	(27)
Operating expenses (excluding costs to achieve Transform)	(1,722)	(2,054)	16
Costs to achieve Transform	(149)	(116)	(28)
Operating expenses	(1,871)	(2,170)	14
Other net income	3	8	(63)
Profit before tax	668	1,315	(49)
Attributable profit3	329	823	(60)

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers and banks at amortised cost4	179.2	146.6	22
Customer deposits4	109.9	83.2	32
Total assets5	905.6	897.5	1
Risk weighted assets - fully loaded CRD IV	218.9	221.6	(1)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity6	4.9%	11.0%
Return on average equity6	4.7%	10.7%
Return on average risk weighted assets6	0.7%	1.3%
Cost: income ratio	75%	63%
Compensation: income ratio	46%	41%
Loan loss rate (bps)	(6)	(5)

1 Macro Products represent Rates, Currencies and Commodities income. Credit Products represent Credit and Securitised Products income.
2 The Exit Quadrant consists of the Investment Bank Exit Quadrant business units as detailed on page 28.
3 Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
4       As at 31 March 2014 loans and advances included £141.8bn of loans and advances to customers (including settlement balances of £63.6bn and cash collateral of £38.9bn) and loans and advances to banks of £37.4bn
         (including settlement balances of £9.8bn and cash collateral of £13.6bn). Customer deposits included £60.6bn relating to settlement balances and £29.7bn relating to cash collateral.

5       2013 total assets have been revised to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation, resulting in a £33.7bn increase to total assets. Derivative financial instruments increased £31.0bn and loans and advances to banks and customers increased £2.7bn. Customer deposits increased £1.3bn.

6 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Results by Business

Q114 compared to Q113

• Total income decreased 28% to £2,490m including a 4% reduction due to currency movements

-    FICC income decreased 41% to £1,230m due to subdued client activity, changes in business mix in light of the ongoing strategic review of the Investment Bank, and a relatively strong first quarter comparison in 2013

-    Macro Products and Credit Products income decreased 48% and 33% to £584m and £646m respectively, as challenging trading conditions impacted activity. Q113 benefitted from increased activity across all products on positive economic news as a result of the "fiscal cliff" resolution in the US

-    Equities and Prime Services income decreased 5% to £674m due to declines in cash equities and equity derivatives, as the prior year benefitted from market rallies globally, partially offset by higher income from Prime Services reflecting increased client activity

-    Investment Banking income remained in line at £555m, as a significant increase in financial advisory activity across Europe, Americas and Asia was offset by a decline in activity in debt and equity underwriting

- Exit Quadrant income reduced £95m to £23m as Q113 benefitted from gains on commercial real estate and US residential mortgages

• Net credit impairment release of £46m (Q113: net release of £14m) included charges of £7m, more than offset by releases totalling £53m across a number of counterparties

•      Operating expenses decreased 14% to £1,871m due to lower compensation costs and benefits associated with Transform programmes, including business restructuring and operational streamlining, and a 4% reduction due to currency movements

- Costs to achieve Transform of £149m primarily related to the cost of reducing the scale of activities and redundancies across Europe, Asia and America

•      Including costs to achieve Transform, cost: income ratio increased 12% to 75%. Compensation: income ratio increased to 46% (Q113: 41%) with a 20% reduction in compensation to £1,136m offset by reduced income

• Profit before tax decreased 49% to £668m

Q114 compared to Q413

• Income increased 16% to £2,490m

- FICC income increased 13% to £1,230m driven by an increase in trading volumes, across credit and securitised products businesses

-    Equities and Prime Services income increased 36% to £674m driven by improved performance in equity derivatives across Americas and Europe, and continued strong performance in Prime Services reflecting increased client activity

- Investment Banking income decreased 6% to £555m, reflecting lower equity underwriting and financial advisory activity against a strong Q413, partially offset by increased debt underwriting income

- Exit Quadrant income of £23m (Q413: loss of £54m) reflected gains on US residential mortgages. Q413 losses reflected a £111m reversal of income relating to a litigation matter

• Net credit impairment release of £46m (Q413: charge of £14m) included charges of £7m, more than offset by releases totalling £53m across a number of counterparties

•      Operating expenses decreased 24% to £1,871m due to the 2013 UK bank levy charge in Q413 of £333m, savings associated with Transform and lower compensation costs. Q413 was impacted by provisions for litigation and regulatory penalties of £220m mainly relating to US residential mortgage-related business

• Profit before tax increased £997m to £668m

•      Total assets increased £8.1bn to £905.6bn primarily reflecting increases in cash and balances at central banks and loans and advances to banks and customers due to increases in settlement balances. These increases were partially offset by a decrease in derivative financial instruments

• RWAs decreased 1% to £218.9bn driven by risk reductions and offsetting model and policy changes

Results by Business

Corporate Banking	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	722	772	(6)
Credit impairment charges and other provisions	(78)	(130)	40
Net operating income	644	642	-
Operating expenses (excluding costs to achieve Transform)	(379)	(422)	10
Costs to achieve Transform	(6)	(37)	84
Operating expenses	(385)	(459)	16
Other net income	1	-
Profit before tax	260	183	42
Attributable profit1	160	120	33

Adjusted and statutory profit/(loss) before tax by geographic segment
UK	240	269	(11)
Europe	(17)	(114)	85
Rest of the World	37	28	32
Total	260	183	42

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	62.0	61.1	2
Loans and advances to customers at fair value	15.9	15.7	1
Customer deposits	111.7	108.7	3
Total assets	113.2	113.9	(1)
Risk weighted assets - fully loaded CRD IV	67.9	70.5	(4)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity2	7.3%	5.1%
Return on average equity2	7.0%	4.9%
Return on average risk weighted assets2	1.1%	0.8%
Cost: income ratio	53%	59%
Loan loss rate (bps)	46	74

1 Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Q114 compared to Q113

•      Total income reduced 6% to £722m as a £58m reduction in income related to movement in the fair value loan portfolio more than offset otherwise improved UK performance. The net interest margin was in line at 124bps

•      Credit impairment improved 40% to £78m, driven by Europe which saw charges reduce by £57m to £41m following ongoing actions to reduce exposure to the property and construction sector in Spain and fewer large impairments.
        UK impairment charges remained at a low level at £36m (Q113: £30m)

•      Operating expenses improved 16% to £385m as a result of 2013 Transform initiatives to reduce costs in all regions. Costs to achieve Transform reduced to £6m (Q113: £37m), mainly due to non-recurrence of Exit Quadrant related spend. Current period cost to achieve Transform was driven by investment in infrastructure efficiency in the UK

• Adjusted profit before tax increased 42% to £260m driven by lower operating expenses and improved impairment, partially offset by reduced income following a fair value loan portfolio reduction

Q114 compared to Q413

•      Adjusted profit before tax improved to £260m (Q413: £123m), reflecting lower operating expenses driven by a reduction in costs to achieve Transform and the 2013 UK bank levy charge of £51m in Q413, in addition to improved impairment. Income reduced 5% to £722m, reflecting a fair value loan portfolio reduction of £27m (Q413: gain £14m)

•      Loans and advances to customers increased £62.0bn (Q413: £61.1bn), driven primarily by an increase in client financing requirements in the UK. Customer deposits increased 3% to £111.7bn reflecting growth across all regions

• RWAs decreased 4% to £67.9bn driven by run down of Exit Quadrant assets and changes to the treatment of high quality liquidity assets

Results by Business

Wealth and Investment Management	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	451	469	(4)
Credit impairment charges and other provisions	(17)	(14)	(21)
Net operating income	434	455	(5)
Operating expenses (excluding costs to achieve Transform)	(363)	(400)	9
Costs to achieve Transform	(22)	-
Operating expenses	(385)	(400)	4
Other net income	2	5	(60)
Profit before tax	51	60	(15)
Attributable profit1	31	45	(31)

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	23.5	23.1	2
Customer deposits	60.5	63.4	(5)
Total assets	36.4	37.6	(3)
Risk weighted assets - fully loaded CRD IV	17.2	17.3	(1)
Total client assets	198.3	204.8	(3)

Performance Measures	31.03.14	31.03.13
Return on average tangible equity2	6.5%	10.0%
Return on average equity2	5.2%	7.6%
Return on average risk weighted assets2	0.8%	1.1%
Cost: income ratio	85%	85%
Loan loss rate (bps)	29	25

1 Attributable profit is calculated as profit after tax after deducting non-controlling interests and other equity interests.
2 Comparatives have been revised for the impact of calculating returns based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Q114 compared to Q113

• Income decreased 4% to £451m primarily due to adverse foreign exchange movements

- Net interest margin decreased by 5bps to 106bps, reflecting reduced contributions from structural hedges

•      Operating expenses decreased 4% to £385m with the increase in costs to achieve Transform of £22m offset by cost savings arising primarily from the reduction in employees as part of the Transform restructuring initiatives

• Profit before tax decreased 15% to £51m as the business continued to implement Transform and other strategic initiatives to streamline target markets and client propositions

Q114 compared to Q413

• Adjusted profit before tax increased from a loss of £73m to a profit of £51m primarily driven by a reduction in the costs to achieve Transform and reduced credit impairment charges

• Credit impairment charges improved 48% to £17m reflecting non recurrence of significant impairment charges taken in Q413

• Loans and advances to customers increased 2% to £23.5bn

• Customer deposits decreased 5% to £60.5bn and client assets decreased 3% to £198.3bn driven primarily by reduced institutional cash deposits

• RWAs remained broadly flat at £17.2bn

Results by Business

Head Office and Other Operations	Three Months Ended	Three Months Ended
	31.03.14	31.03.13
Income Statement Information	£m	£m
Adjusted basis
Net operating expense	(55)	(34)
Operating expenses (excluding costs to achieve Transform)	(21)	(17)
Costs to achieve Transform	(7)	(5)
Operating expenses	(28)	(22)
Other net income	1	3
Adjusted loss before tax	(82)	(53)
Adjusted attributable loss1	(138)	(84)

Adjusting items
Own credit	119	(251)
Statutory profit/(loss) before tax	37	(304)

	As at 31.03.14	As at 31.12.13
Balance Sheet Information	£bn	£bn
Total assets	43.2	26.7
Risk weighted assets - fully loaded CRD IV	2.5	2.5

1 Adjusted attributable loss is calculated as profit after tax after deducting non-controlling interests and other equity interests.

Q114 compared to Q113

•      Adjusted net operating expense increased to £55m (Q113: £34m), predominately due to the residual expense from treasury operations, partially offset by a net gain of £77m as currency movements were transferred from reserves due to the repatriation of capital from various subsidiaries in the Group

• Operating expenses increased to £28m (Q113: £22m)

• Adjusted loss before tax increased to £82m (Q113: £53m). Statutory profit before tax improved to £37m (Q113: loss of £304m) including an own credit gain of £119m (Q113: charge of £251m)

Q114 compared to Q413

•      Adjusted net operating expense increased to £55m (Q413: income of £124m), principally due to the non-recurrence of an adjustment to the carrying amount of subordinated liabilities (£167m) and an increase in the residual expense from treasury operations, partially offset by a net gain of £77m as currency movements were transferred from reserves due to the repatriation capital from various subsidiaries in the Group

• Operating expenses decreased to £28m (Q413: £86m), due to lower costs to achieve Transform and 2013 UK bank levy charge of £15m in Q413

• Adjusted loss before tax increased to £82m (Q413: profit of £44m). Statutory profit before tax improved to £37m (Q413: loss of £51m) including an own credit gain of £119m (Q413: charge of £95m)

• Total assets increased to £43.2bn (2013: £26.7bn) primarily reflecting an increase in surplus group liquidity pool assets

• RWAs remained flat at £2.5bn

Appendix I - Quarterly Results Summary

Barclays Results by Quarter	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212

£m	£m	£m	£m	£m	£m	£m	£m

Adjusted basis
Total income net of insurance claims	6,650	6,639	6,445	7,337	7,734	6,867	7,002	7,384
Credit impairment charges and other provisions	(548)	(718)	(722)	(925)	(706)	(825)	(805)	(926)
Net operating income	6,102	5,921	5,723	6,412	7,028	6,042	6,197	6,458
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(4,195)	(4,777)	(4,262)	(4,359)	(4,782)	(4,345)	(4,353)	(4,555)
Costs to achieve Transform	(240)	(468)	(101)	(126)	(514)	-	-	-
UK bank levy	-	(504)	-	-	-	(345)	-	-
Operating expenses	(4,435)	(5,749)	(4,363)	(4,485)	(5,296)	(4,690)	(4,353)	(4,555)
Other net income/(expense)	26	19	25	(122)	54	43	21	41
Adjusted profit before tax	1,693	191	1,385	1,805	1,786	1,395	1,865	1,944

Adjusting items
Own credit	119	(95)	(211)	337	(251)	(560)	(1,074)	(325)
Gain on disposal of BlackRock, Inc. investment	-	-	-	-	-	-	-	227
Provision for PPI redress	-	-	-	(1,350)	-	(600)	(700)	-
Provision for interest rate hedging products redress	-	-	-	(650)	-	(400)	-	(450)
Goodwill impairment	-	(79)	-	-	-	-	-	-
Statutory profit/(loss) before tax	1,812	17	1,174	142	1,535	(165)	91	1,396
Statutory profit/(loss) after tax	1,215	(514)	728	39	1,044	(364)	(13)	943

Attributable to:
Ordinary equity holders of the parent	965	(642)	511	(168)	839	(589)	(183)	746
Other equity holders	49	-	-	-	-	-	-	-
Non-controlling interests	201	128	217	207	205	225	170	197

Adjusted basic earnings/(loss) per share	5.4p	(3.9p)	5.4p	7.7p	7.5p	6.7p	7.8p	8.7p
Adjusted cost: income ratio	67%	87%	68%	61%	68%	68%	62%	62%
Basic earnings/(loss) per share	5.9p	(5.0p)	3.7p	(1.2p)	6.3p	(4.5p)	(1.4p)	5.7p
Cost: income ratio	66%	89%	70%	85%	71%	90%	85%	69%

Adjusted Profit/(Loss) Before Tax by Business	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
	£m	£m	£m	£m	£m	£m	£m	£m

UK RBB	360	212	351	333	299	275	358	360
Europe RBB	(88)	(181)	(106)	(247)	(462)	(114)	(81)	(76)
Africa RBB	101	60	132	131	81	105	34	51
Barclaycard	423	335	397	412	363	335	396	404
Investment Bank	668	(329)	463	1,074	1,315	760	988	1,060
Corporate Banking	260	123	276	219	183	61	88	108
Wealth and Investment Management	51	(73)	7	(13)	60	105	70	49
Head Office and Other Operations	(82)	44	(135)	(104)	(53)	(132)	12	(12)
Total profit before tax	1,693	191	1,385	1,805	1,786	1,395	1,865	1,944

Appendix I - Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
UK Retail and Business Banking	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,145	1,149	1,172	1,135	1,067	1,077	1,123	1,118
Credit impairment charges and other provisions	(80)	(88)	(81)	(89)	(89)	(71)	(76)	(46)
Net operating income	1,065	1,061	1,091	1,046	978	1,006	1,047	1,072
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(676)	(709)	(710)	(689)	(704)	(718)	(689)	(713)
Costs to achieve Transform	(31)	(119)	(29)	(27)	-	-	-	-
UK bank levy	-	(21)	-	-	-	(17)	-	-
Operating expenses	(707)	(849)	(739)	(716)	(704)	(735)	(689)	(713)
Other net income/(expense)	2	-	(1)	3	25	4	-	1
Adjusted profit before tax	360	212	351	333	299	275	358	360

Adjusting items
Provision for PPI redress	-	-	-	(660)	-	(330)	(550)	-
Statutory profit/(loss) before tax	360	212	351	(327)	299	(55)	(192)	360

Europe Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	146	154	160	176	176	161	168	191
Credit impairment charges and other provisions	(49)	(78)	(67)	(72)	(70)	(74)	(58)	(71)
Net operating income	97	76	93	104	106	87	110	120
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(185)	(188)	(203)	(207)	(215)	(185)	(193)	(200)
Costs to achieve Transform	(3)	(46)	(1)	-	(356)	-	-	-
UK bank levy	-	(26)	-	-	-	(20)	-	-
Operating expenses	(188)	(260)	(204)	(207)	(571)	(205)	(193)	(200)
Other net income/(expense)	3	3	5	(144)	3	4	2	4
Adjusted and statutory loss before tax	(88)	(181)	(106)	(247)	(462)	(114)	(81)	(76)

Africa Retail and Business Banking
Adjusted and statutory basis
Total income net of insurance claims	567	622	643	684	668	721	714	729
Credit impairment charges and other provisions	(59)	(59)	(57)	(94)	(114)	(142)	(176)	(208)
Net operating income	508	563	586	590	554	579	538	521
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(402)	(462)	(454)	(452)	(474)	(455)	(506)	(471)
Costs to achieve Transform	(9)	(15)	(2)	(9)	-	-	-	-
UK bank levy	-	(28)	-	-	-	(24)	-	-
Operating expenses	(411)	(505)	(456)	(461)	(474)	(479)	(506)	(471)
Other net income	4	2	2	2	1	5	2	1
Adjusted and statutory profit before tax	101	60	132	131	81	105	34	51

Appendix I - Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
Barclaycard	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,184	1,220	1,223	1,190	1,153	1,140	1,092	1,079
Credit impairment charges and other provisions	(311)	(314)	(334)	(313)	(303)	(286)	(271)	(242)
Net operating income	873	906	889	877	850	854	821	837
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(447)	(514)	(498)	(467)	(496)	(508)	(432)	(441)
Costs to achieve Transform	(13)	(38)	(6)	(5)	-	-	-	-
UK bank levy	-	(24)	-	-	-	(16)	-	-
Operating expenses	(460)	(576)	(504)	(472)	(496)	(524)	(432)	(441)
Other net income	10	5	12	7	9	5	7	8
Adjusted profit before tax	423	335	397	412	363	335	396	404

Adjusting items
Provision for PPI redress	-	-	-	(690)	-	(270)	(150)	-
Statutory profit/(loss) before tax	423	335	397	(278)	363	65	246	404

Investment Bank
Adjusted and statutory basis
Macro Products	584	625	472	900	1,113	800	748	1,040
Credit Products	646	460	494	513	960	492	701	665
FICC	1,230	1,085	966	1,413	2,073	1,292	1,449	1,705
Equities and Prime Services	674	496	645	825	706	454	523	615
Investment Banking	555	590	525	528	557	620	493	509
Principal Investments	8	32	1	20	9	26	30	139
Exit Quadrant	23	(54)	(26)	224	118	202	226	56
Total income	2,490	2,149	2,111	3,010	3,463	2,594	2,721	3,024
Credit impairment releases/(charges) and other provisions	46	(14)	(25)	(195)	14	1	(3)	(121)
Net operating income	2,536	2,135	2,086	2,815	3,477	2,595	2,718	2,903
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(1,722)	(2,044)	(1,622)	(1,697)	(2,054)	(1,644)	(1,737)	(1,849)
Costs to achieve Transform	(149)	(87)	(6)	(53)	(116)	-	-	-
UK bank levy	-	(333)	-	-	-	(206)	-	-
Operating expenses	(1,871)	(2,464)	(1,628)	(1,750)	(2,170)	(1,850)	(1,737)	(1,849)
Other net income	3	-	5	9	8	15	7	6
Adjusted and statutory profit/(loss) before tax	668	(329)	463	1,074	1,315	760	988	1,060

Corporate Banking
Adjusted basis
Total income net of insurance claims	722	764	799	780	772	746	717	734
Credit impairment charges and other provisions	(78)	(134)	(118)	(128)	(130)	(240)	(214)	(223)
Net operating income	644	630	681	652	642	506	503	511
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(379)	(396)	(393)	(430)	(422)	(412)	(421)	(402)
Costs to achieve Transform	(6)	(60)	(13)	(4)	(37)	-	-	-
UK bank levy	-	(51)	-	-	-	(39)	-	-
Operating expenses	(385)	(507)	(406)	(434)	(459)	(451)	(421)	(402)
Other net income/(expense)	1	-	1	1	-	6	6	(1)
Adjusted profit before tax	260	123	276	219	183	61	88	108

Adjusting items
Provision for interest rate hedging products redress	-	-	-	(650)	-	(400)	-	(450)
Statutory profit/(loss) before tax	260	123	276	(431)	183	(339)	88	(342)

Appendix I - Quarterly Results Summary

	Q114	Q413	Q313	Q213	Q113	Q412	Q312	Q212
Wealth and Investment Management	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	451	459	449	462	469	483	443	442
Credit impairment charges and other provisions	(17)	(33)	(39)	(35)	(14)	(13)	(6)	(12)
Net operating income	434	426	410	427	455	470	437	430
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(363)	(415)	(361)	(410)	(400)	(361)	(369)	(380)
Costs to achieve Transform	(22)	(81)	(44)	(33)	-	-	-	-
UK bank levy	-	(6)	-	-	-	(4)	-	-
Operating expenses	(385)	(502)	(405)	(443)	(400)	(365)	(369)	(380)
Other net income/(expense)	2	3	2	3	5	-	2	(1)
Adjusted profit/(loss) before tax	51	(73)	7	(13)	60	105	70	49

Adjusting items
Goodwill impairment	-	(79)	-	-	-	-	-	-
Statutory profit/(loss) before tax	51	(152)	7	(13)	60	105	70	49

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(55)	122	(112)	(100)	(34)	(55)	24	68
Credit impairment releases/(charges) and other provisions	-	2	(1)	1	-	-	(1)	(3)
Net operating (expense)/income	(55)	124	(113)	(99)	(34)	(55)	23	65
Operating expenses (excluding costs to achieve Transform and UK bank levy)	(21)	(49)	(21)	(7)	(17)	(61)	(6)	(99)
Costs to achieve Transform	(7)	(22)	-	5	(5)	-	-	-
UK bank levy	-	(15)	-	-	-	(19)	-	-
Operating expenses	(28)	(86)	(21)	(2)	(22)	(80)	(6)	(99)
Other net income/(expense)	1	6	(1)	(3)	3	3	(5)	23
Adjusted (loss)/profit before tax	(82)	44	(135)	(104)	(53)	(132)	12	(11)

Adjusting items
Own Credit	119	(95)	(211)	337	(251)	(560)	(1,074)	(325)
Gain on disposal of BlackRock, Inc. investment	-	-	-	-	-	-	-	227
Statutory profit/(loss) before tax	37	(51)	(346)	233	(304)	(692)	(1,062)	(109)

Appendix II - Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated as profit attributable to ordinary equity holders of the parent divided by average allocated equity or average allocated tangible equity as appropriate, excluding non-controlling and other equity interests. Average allocated equity has been calculated as 10.5% of average fully loaded CRD IV risk weighted assets for each business, adjusted for fully loaded CRD IV capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The lower capital level currently held, reflecting Common Equity Tier 1 capital ratio of 9.6% as at 31 March 2014, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

Adjusted	Statutory

	Three Months Ended	Three Months Ended1	Three Months Ended	Three Months Ended1
	31.03.14	31.03.13	31.03.14	31.03.13
Return on Average Equity	%	%	%	%
UK RBB	12.4	11.0	12.4	11.0
Europe RBB	(13.0)	(61.9)	(13.0)	(61.9)
Africa RBB	2.6	1.2	2.6	1.2
Barclaycard	18.6	17.0	18.6	17.0
Investment Bank	4.7	10.7	4.7	10.7
Corporate Banking	7.0	4.9	7.0	4.9
Wealth and Investment Management	5.2	7.6	5.2	7.6
Group excluding Head Office and Other Operations	6.9	7.1	6.9	7.1
Head Office and Other Operations impact	(0.5)	0.5	0.2	(0.6)
Total	6.4	7.6	7.1	6.5

	Adjusted		Statutory

	Three Months Ended	Three Months Ended1	Three Months Ended	Three Months Ended1
	31.03.14	31.03.13	31.03.14	31.03.13
Return on Average Tangible Equity	%	%	%	%
UK RBB	21.0	19.2	21.0	19.2
Europe RBB	(14.2)	(67.3)	(14.2)	(67.3)
Africa RBB2	4.1	2.1	4.1	2.1
Barclaycard	23.5	22.5	23.5	22.5
Investment Bank	4.9	11.0	4.9	11.0
Corporate Banking	7.3	5.1	7.3	5.1
Wealth and Investment Management	6.5	10.0	6.5	10.0
Group excluding Head Office and Other Operations	7.9	8.1	7.9	8.1
Head Office and Other Operations impact	(0.4)	0.9	0.4	(0.5)
Total	7.5	9.0	8.3	7.6

1 Comparatives have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).
2 The return on average tangible equity for Africa RBB for 2013 has been revised to exclude amounts relating to Absa Group's non-controlling interests.

Appendix II - Performance Management

Adjusted	Statutory

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	31.03.14	31.03.13	31.03.14	31.03.13
Profit/(Loss) Attributable to Ordinary Equity Holders of the Parent	£m	£m	£m	£m
UK RBB	263	218	263	218
Europe RBB	(69)	(363)	(69)	(363)
Africa RBB	20	9	20	9
Barclaycard	286	242	286	242
Investment Bank	329	823	329	823
Corporate Banking	160	120	160	120
Wealth and Investment Management	31	45	31	45
Head Office and Other Operations1	(138)	(84)	(55)	(255)
Total	882	1,010	965	839

Average Allocated Equity2	Average Allocated Tangible Equity2

	Three Months Ended	Three Months Ended3	Three Months Ended	Three Months Ended3
	31.03.14	31.03.13	31.03.14	31.03.13
	£m	£m	£m	£m
UK RBB	8,484	7,914	5,001	4,546
Europe RBB	2,120	2,344	1,950	2,157
Africa RBB	3,032	3,075	1,975	1,744
Barclaycard	6,161	5,697	4,874	4,311
Investment Bank	27,732	30,734	26,978	30,036
Corporate Banking	9,203	9,850	8,809	9,479
Wealth and Investment Management	2,387	2,369	1,906	1,809
Head Office and Other Operations1	(5,089)	(10,074)	(5,127)	(10,093)
Total1	54,030	51,909	46,366	43,989

1       Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average ordinary shareholders' equity and tangible ordinary shareholders' equity.

2       Group average ordinary shareholders' equity and average tangible ordinary shareholders' equity exclude the cumulative impact of own credit on retained earnings for the calculation of adjusted performance measures.

3 Comparatives have been revised for the impact of calculating average allocated equity based on estimated fully loaded CRD IV RWAs and capital deductions (previously based on CRD III).

Appendix II - Performance Management

Transform Update

On 12 February 2013 the Group announced a Strategic Review which included reducing operating expenses to £16.8bn by 2015.

Costs to achieve Transform totalled £240m in Q114, principally related to reducing the scale of activities and redundancies in the Investment Bank and UK RBB and investment in technology and process improvements that will reduce future operating costs and enhance customer and client propositions.

Adjusted performance measures excluding CTA

CTA Spend	Profit/(Loss) Before Tax	Return on Average Equity1	Cost: Income Ratio	Total CTA Spend

	31.03.14	31.03.14	31.03.13		31.03.14	31.03.14	to Date
	£m	£m	£m	% Change	%	%	£m
UK RBB	31	391	299	31	13.5%	59%	206
Europe RBB	3	(85)	(106)	(20)	(12.6%)	127%	406
Africa RBB	9	110	81	36	3.5%	71%	35
Barclaycard	13	436	363	20	19.2%	38%	62
Investment Bank	149	817	1,431	(43)	6.3%	69%	411
Corporate Banking	6	266	220	21	7.1%	52%	120
Wealth and Investment Management	22	73	60	22	8.1%	80%	180
Head Office and Other Operations	7	(75)	(48)	56	(0.3%)		29
Total	240	1,933	2,300	(16)	7.7%	63%	1,449

1        Return on average equity for Head Office and Other Operations represents the dilution for the Group.

Appendix II - Performance Management

Exit Quadrant Business Units

• The table below presents selected financial data for the strategic Exit Quadrant assets including 2012 comparatives to show the run down since the Transform strategy announcement

CRD IV RWAs1	Balance Sheet	Three Months Ended 31.03.14

	As at 31.03.14	As at 31.12.13	As at 31.12.12	As at 31.03.14	As at 31.12.13	As at 31.12.12	Income/ (Expense)	Impairment (Charge)/ Release	Net Operating (Expense)/ Income
Investment Bank	£bn	£bn	£bn	£bn	£bn	£bn	£m	£m	£m
US Residential Mortgages	0.9	1.1	5.3	0.6	0.5	2.2	27	-	27
Commercial Mortgages and Real Estate	1.6	2.0	3.1	1.7	2.0	4.0	9	-	9
Leveraged and Other Loans	9.5	9.7	10.1	5.7	6.0	11.5	(21)	-	(21)
CLOs and Other Insured Assets	3.6	3.7	5.9	11.1	11.7	16.3	17	-	17
Structured Credit and Other2	1.9	3.8	9.4	4.5	5.3	8.9	10	-	10
Monoline Derivatives	2.4	2.2	3.1	0.2	0.3	0.6	(16)	-	(16)
Corporate Derivatives	2.2	1.9	8.3	2.1	2.2	3.6	-	-	-
Portfolio Assets	22.1	24.4	45.2	25.9	28.0	47.1	26	-	26
Pre-CRD IV Rates Portfolio	22.5	22.2	33.9
Total Investment Bank	44.6	46.6	79.1

Corporate Banking European Assets	2.5	3.2	5.0	2.3	2.6	3.9	16	(37)	(21)

Europe RBB assets	8.8	9.0	9.7	20.8	21.3	22.9	24	(36)	(12)
Total	55.9	58.8	93.8

31 March 2014 compared to 31 December 2013

• Exit Quadrant income shown on page 16 differs from the income above due to associated litigation matters

•      Investment Bank RWAs decreased by £2.0bn to £44.6bn, driven by continued asset run down and reduction in averaged modelled RWAs following the sale of Structured Credit assets in Q413. This was partially offset by a revision to the probability of default metrics for wholesale portfolios.  RWAs in Corporate Banking and Europe RBB Exit Quadrant portfolios decreased due to continued asset run down

•      Portfolio Assets balance sheet assets decreased £2.1bn to £25.9bn driven by net sales and paydowns across asset classes.  Income of £26m was primarily driven by gains relating to US Residential Mortgage, Commercial
        Mortgages and Real Estate exposures and Structured Credit and Other, partially offset by the net funding cost of Leveraged and Other Loans

• Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £0.3bn to £2.3bn driven by reductions in Spain and Portugal

• Europe RBB Exit Quadrant balance sheet assets decreased £0.5bn to £20.8bn, reflecting actions taken to reduce assets in line with the strategy to run down exit quadrant assets

1       The table above provides an indication of the CRD IV RWAs that are currently allocated to the Exit Quadrant businesses.  RWAs as at 31 December 2013 have been revised to reflect changes to the allocation methodology following the go-live of CRD IV in 2014.

2      Comparative balance sheet amounts have been revised to adopt the offsetting amendments to IAS 32, Financial Instrument; Presentation. Structured Credit and other increased by £0.1bn as at 31 December 2013 and £0.3bn as at 31 December 2012.

Appendix II - Performance Management

Margins and Balances
	Three Months	Three Months
	Ended	Ended
Analysis of Net Interest Income	31.03.14	31.03.13
	£m	£m
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Customer Income:
- Customer assets	1,788	1,723
- Customer liabilities	825	786
Total	2,613	2,509
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Non-customer Income:
- Product structural hedge1	191	220
- Equity structural hedge2	103	72
- Other	(22)	(26)
Total RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Net Interest Income	2,885	2,775
Investment Bank	261	57
Head Office and Other Operations	(48)	45
Group net interest income	3,098	2,877

•      Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased 4% to £2,613m reflecting business growth in UK RBB, Barclaycard and Corporate Banking as net interest margin remained stable. This was partially offset by foreign exchange movements in Africa RBB and the withdrawal from certain business lines in Europe RBB

•      Group net interest income including contributions for the Investment Bank and Head Office and Other Operations increased 8% to £3,098m, predominantly due to higher net interest income in UK RBB and the Investment Bank, partially offset by the residual net expense from treasury operations

• Total contribution to Group net interest income from structured hedges was £0.4bn (2013: £0.4bn)

1       Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.

2       Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group's equity, with the impact allocated to businesses in line with their capital usage.

Appendix II - Performance Management

Analysis of Net Interest Margin-Quarterly

	UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Barclaycard, Corporate and Wealth
Quarter Ended 31.03.14%		%	%	%	%	%	%
Customer asset margin	1.24	0.38	3.02	9.50	1.44	0.94	2.24
Customer liability margin	0.97	0.55	2.76	(0.29)	0.91	1.01	1.01

Customer generated margin	1.11	0.42	2.91	8.39	1.12	0.99	1.62
Non-customer generated margin	0.21	0.35	0.48	(0.20)	0.12	0.07	0.17

Net interest margin	1.32	0.77	3.39	8.19	1.24	1.06	1.79

Average customer assets (£m)	137,290	36,533	23,151	37,208	66,612	23,292	324,086
Average customer liabilities (£m)	134,207	13,490	15,751	4,752	100,612	62,181	330,993

Quarter Ended 31.12.13
Customer asset margin	1.27	0.43	3.16	9.19	1.34	0.98	2.20
Customer liability margin	0.92	0.38	2.64	(0.27)	0.88	0.97	0.97

Customer generated margin	1.10	0.42	2.95	8.17	1.06	0.97	1.58
Non-customer generated margin	0.22	0.35	0.30	(0.10)	0.07	0.05	0.16

Net interest margin	1.32	0.77	3.25	8.07	1.13	1.02	1.74

Average customer assets (£m)	136,100	37,884	24,854	36,640	66,098	22,765	324,341
Average customer liabilities (£m)	133,019	13,466	17,014	4,404	98,973	63,114	329,990

Quarter Ended 31.03.13
Customer asset margin	1.10	0.45	2.92	9.49	1.24	0.85	2.12
Customer liability margin	0.96	0.42	2.73	(0.35)	1.02	1.02	1.06

Customer generated margin	1.03	0.44	2.85	8.77	1.11	0.97	1.62
Non-customer generated margin	0.25	0.37	0.18	(0.28)	0.12	0.14	0.17

Net interest margin	1.28	0.81	3.03	8.49	1.23	1.11	1.79

Average customer assets (£m)	130,546	40,494	30,451	35,887	66,741	22,221	326,340
Average customer liabilities (£m)	118,721	14,307	18,925	2,822	93,423	55,642	303,840

Appendix III - Consolidated Summary Income Statement and Balance Sheet

Consolidated Summary Income Statement

	Three Months Ended	Three Months Ended
Continuing Operations	31.03.14	31.03.13
	£m	£m
Total income net of insurance claims	6,769	7,483
Credit impairment charges and other provisions	(548)	(706)
Net operating income	6,221	6,777

Staff costs	(2,943)	(3,543)
Administration and general expenses	(1,492)	(1,753)
Operating expenses	(4,435)	(5,296)

Profit on disposal of undertakings and share of results of associates and joint ventures	26	54
Profit before tax	1,812	1,535
Tax	(597)	(491)
Profit after tax	1,215	1,044

Attributable to:
Ordinary equity holders of the parent	965	839
Other equity holders	49	-
Total equity holders	1,014	839
Non-controlling interests	201	205
Profit after tax	1,215	1,044

Earnings per Share from Continuing Operations
Basic earnings per ordinary share1	5.9p	6.3p

1       Basic earnings per share is based on profit attributable to ordinary equity holders of the parent and the weighted average number of shares excluding treasury shares, and shares held in employee benefit trusts or held for trading. The total basic weighted average number of shares in issue used in the calculation for the three months to 31 March 2014 was 16,246m shares.  The total number of ordinary shares in issue at 31 March 2014 was
         16,390m ordinary shares.

Appendix III - Consolidated Summary Income Statement and Balance Sheet

Consolidated Summary Balance Sheet1
	As at	As at
	31.03.14	31.12.13
Assets	£m	£m
Cash, balances at central banks and items in the course of collection	56,620	46,969
Trading portfolio assets	134,329	133,069
Financial assets designated at fair value	38,868	38,968
Derivative financial instruments	333,413	355,313
Available for sale financial investments	83,244	91,756
Loans and advances to banks	44,198	39,424
Loans and advances to customers	462,017	431,553
Reverse repurchase agreements and other similar secured lending	187,046	186,779
Goodwill and intangible assets	7,752	7,685
Other assets	14,461	14,442
Total assets	1,361,948	1,345,958

Liabilities
Deposits and items in the course of collection due to banks	62,345	57,005
Customer accounts	457,400	429,189
Repurchase agreements and other similar secured borrowing	196,072	196,748
Trading portfolio liabilities	58,031	53,464
Financial liabilities designated at fair value	64,310	64,796
Derivative financial instruments	329,529	352,226
Debt securities in issue	89,540	86,693
Subordinated liabilities	20,760	21,695
Other liabilities	19,076	20,193
Total liabilities	1,297,063	1,282,009

Equity
Called up share capital and share premium	20,592	19,887
Other reserves	424	249
Retained earnings	33,314	33,186
Shareholders' equity attributable to ordinary shareholders of the parent	54,330	53,322
Other equity instruments	2,063	2,063
Total equity excluding non-controlling interests	56,393	55,385
Non-controlling interests	8,492	8,564
Total equity	64,885	63,949

Total liabilities and equity	1,361,948	1,345,958

1          2013 amounts have been revised to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation. Total assets increased £33.7bn with increases of £31.0bn for Derivative financial assets, £1.6bn for
            Loans and advances to banks and £1.1bn to Loans and advances to customers. A corresponding increase of £33.7bn was noted in Total liabilities with increases of £31.6bn for Derivative financial liabilities, £0.8bn for
           Deposits and £1.3bn for Customer accounts.

Appendix IV - Net Tangible Asset Value per Share

Net Tangible Asset Value Per Share

	31.03.14	31.12.13	Variance
	£m	£m	£m
Share capital and share premium	20,592	19,887	705
Available for sale reserve	372	148	224
Cash flow hedging reserve	557	273	284
Currency translation reserve	(1,428)	(1,142)	(286)
Other reserves and treasury shares	923	970	(47)
Retained earnings	33,314	33,186	128
Shareholders' equity attributable to ordinary shareholders of the parent	54,330	53,322	1,008
Goodwill and intangible assets	7,752	7,685	67
Tangible shareholders' equity attributable to ordinary shareholders of the parent	46,578	45,637	941

	m	m	m
Total number of shares in issue	16,390	16,113	277

	p	p	p
Net asset value per share	331	331	-
Net tangible asset value per share	284	283	1

Net asset value per share of 331p and net tangible asset value per share of 284p were stable as an increase in equity was offset by an increase in shares issued.

The £1.0bn increase in tangible shareholders' equity attributable to ordinary shareholders to £46.6bn was due to:

• Share capital and share premium increased £0.7bn due to the issuance of shares under employee share schemes

•      The available for sale reserve increased by £0.2bn largely due to gains of £1.2bn from changes in the fair value of government bonds offset  by 0.9bn of losses on the related fair value hedging instruments

• The cash flow hedging reserve increased £0.3bn reflecting increases in the fair value of interest rate swaps held for hedging purposes

• The currency translation reserve reduced by £0.3bn largely due to the strengthening of GBP against USD, EUR, and ZAR

• Retained earnings increased by £0.1bn principally due to profits during the quarter of £1.0bn offset by dividends paid of £0.6bn

Appendix V - Capital

CRD IV Capital

The new capital requirements regulation and capital requirements directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014.  This makes the PRA transitional capital ratios the legally binding capital metrics for Barclays going forward. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules.

Capital Ratios	As at	As at
	31.03.14	31.12.13

Fully Loaded Common Equity Tier 1	9.6%	9.3%
PRA Transitional Common Equity Tier 11	9.6%	9.2%
PRA Transitional Tier 1	11.9%	11.5%
PRA Transitional Total Capital	15.4%	15.3%

Capital Resources	£m	£m
Shareholders' equity (excluding non controlling interests) per the balance sheet	56,393	55,385
- Less: Other equity instruments (recognised as AT1 capital)	(2,063)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(411)	(640)

Minority interests (amount allowed in consolidated CET1)	1,178	1,238

Other regulatory adjustments and deductions:
Additional value adjustments	(2,550)	(2,479)
Goodwill and intangible assets2	(7,692)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,123)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges2	(555)	(270)
Negative amounts resulting from the calculation of expected loss amounts	(2,070)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit2	512	600
Other regulatory adjustments	(170)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(37)	(496)
Fully loaded Common Equity Tier 1 capital	41,412	40,387
Regulatory adjustments relating to unrealised gains2	(395)	(180)
PRA Transitional Common Equity Tier 1 capital	41,017	40,207

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	2,063	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	9,752	9,726
Less instruments issued by subsidiaries subject to phase out	(1,847)	(1,849)
Other regulatory adjustments and deductions	(15)	-
Transitional Additional Tier 1 capital	9,953	9,940
PRA Transitional Tier 1 capital	50,970	50,147

Tier 2 (T2) capital
Qualifying T2 capital (including minority interests) issued by subsidiaries	15,780	16,834
Less instruments issued by subsidiaries subject to phase out	(440)	(522)
Other regulatory adjustments and deductions	(4)	(12)
PRA Transitional Total regulatory capital	66,306	66,447

•      As at 31 March 2014, Barclays' fully loaded Tier 1 capital was £43,741m, and the fully loaded Tier 1 ratio was 10.2%.  Fully loaded total regulatory capital was £62,217m and the fully loaded total capital ratio was 14.5%.  The fully-
        loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV

•      The PRA transitional total capital is based on guidance provided in the December 2013 publication of PS 7/133, reflecting the minimum Capital Requirements Regulation (CRR) transitional path for the grandfathering of existing capital instruments within certain limits

1 The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 11.7%.
2 The capital impacts of these items are net of tax.
3 PS 7/13 refers to PRA policy statement PS7/13 on strengthening capital standards published in December 2013.

Appendix V - Capital

Movement in fully loaded Common Equity Tier 1 (CET1) Capital	Three Months
Ended
31.03.14
£m

Opening Common Equity Tier 1 capital	40,387

Profit for the period	1,014
Movement in own credit1	(88)
Movements in dividends	(373)
Retained regulatory capital generated from earnings	553

Movement in reserves - net impact of share awards	208
Movement in available for sale reserves	224
Movement in currency translation reserves	(286)
Movement in retirement benefits	173
Other reserves movements	(9)
Movement in other qualifying reserves	310

Movement in regulatory adjustments and deductions:
Minority interests	(60)
Additional value adjustments	(71)
Goodwill and intangible assets1	(74)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(78)
Negative amounts resulting from the calculation of expected loss amounts	36
Direct and indirect holdings by an institution of own CET1 instruments	459
Other regulatory adjustments	(51)
Closing Common Equity Tier 1 capital	41,412

• The fully loaded Common Equity Tier 1 ratio increased to 9.6% (2013: 9.3%) reflecting an increase in Common Equity Tier 1 capital of £1.0bn to £41.4bn

•      Barclays generated £1.0bn capital from profits in the period.  After adjusting for own credit and regulatory foreseeable dividends, retained regulatory capital generated from earnings increased Common Equity Tier 1 capital by
        £0.6bn.  Other material movements in Common Equity Tier 1 were:

- £0.5bn decrease in the deduction for holdings of own Common Equity Tier 1 instruments following further management actions

- £0.3bn reduction due to currency movements, primarily due to strengthening of GBP against EUR, USD and ZAR

- £0.2bn increase due to gains in the available for sale reserve

- £0.2bn increase in the pension reserve following actuarial remeasurements on the UK Retirement Fund. The movement was largely driven by a reduction in the UK inflation rate

•      Transitional total capital decreased by £0.1bn to £66.3bn on a transitional basis due to the increase in fully loaded CET1 largely being offset by the removal of gains in the available for sale reserves in CET1 and a Tier 2 redemption of dated subordinated liabilities

1 The capital impacts of these items are net of tax.

Appendix V - Capital

Movement in CRD IV RWAs	Credit	Counterparty	Market	Operational	Total
	Risk	Credit Risk	Risk	Risk	RWAs
	£bn	£bn	£bn	£bn	£bn
As at 1 January 2014	253.1	59.1	69.1	54.3	435.6
Book size	4.9	(9.2)	1.3	-	(3.0)
Acquisition and disposals	(1.1)	-	-	-	(1.1)
Book quality	(2.0)	(0.8)	1.2	-	(1.6)
Model updates	6.1	3.5	(0.2)	2.4	11.8
Methodology and policy	(9.1)	0.8	(3.1)	-	(11.4)
Foreign exchange movements	(0.7)	-	-	-	(0.7)
Other	(2.5)	2.3	-	-	(0.2)
As at 31 March 2014	248.7	55.7	68.3	56.7	429.4

RWAs decreased by £6.2bn to £429.4bn, driven by:

• Book size decreased RWAs by £3.0bn, primarily driven by risk reductions in the trading book, offset by balance sheet growth in UK RBB and Corporate Banking

• Acquisitions and disposals decreased RWAs by £1.1bn, primarily driven by Exit Quadrant assets

• Book quality improved, resulting in a RWA reduction of £1.6bn, primarily driven by a change in risk profile within the Investment Bank

•      Model updates increased RWAs by £11.8bn, driven by a revision of probability of default metrics for wholesale portfolios, including certain Exit Quadrant assets, and the annual operational risk refresh

• Methodology and policy changes decreased RWAs by £11.4bn, primarily driven by changes to the treatment of high quality liquidity assets and refinements in approach relating to the trading book

• Foreign exchange movements decreased RWAs by £0.7bn, primarily driven by the appreciation of GBP against EUR, USD and ZAR

Leverage ratio requirements

•      CRD IV introduces a non-risk based leverage ratio that is intended to act as a supplementary back stop to risk based capital measures. Under CRD IV, banks are required to report their leverage ratio for supervisory review purposes from 2014 and, from 2015, to publish their leverage ratios in Pillar 3 disclosures, with the expectation that a binding Pillar I requirement will be introduced across the EU from 2018

•      Barclays has disclosed an estimated leverage ratio based on current understanding of the requirements and guidance of CRD IV as currently published which is subject to further change as the rules are finalised and fully implemented

•      The PRA has communicated its expectation that Barclays meets a 3% estimated PRA adjusted leverage ratio by June 2014. As at 31 March 2014, Barclays exceeded the PRA's expected leverage ratio and expects to maintain this going forward

Appendix VI - Leverage

Estimated CRD IV Leverage
	IFRS	Leverage	Leverage
	Balance Sheet	Exposure	Exposure
	As at 31.03.14	As at 31.03.14	As at 31.12.131
Leverage Exposure	£bn	£bn	£bn

Derivatives
IFRS derivative financial instruments	333	333	355
Additional netting adjustments for derivatives		(264)	(285)
Potential Future Exposure on derivatives		213	256
Total derivatives		282	326

Securities Financing Transactions (SFTs)
Reverse repurchase agreements and other similar secured lending	187	187	187
Remove IFRS reverse repurchase agreements and other similar secured lending		(187)	(187)
Add leverage exposure measures for SFTs		72	92
Total Securities Financing Transactions		72	92

Other assets and adjustments
Loans and advances and other assets	842	842	804
Undrawn commitments		176	179
Regulatory deductions and other adjustments		(30)	(22)
Total other assets and adjustments		988	961

Total exposure	1,362	1,342	1,379
PRA adjustment to CRD IV leverage exposure		(16)	(14)
PRA adjusted leverage exposure		1,326	1,365

		Leverage Ratio	Leverage Ratio
		As at 31.03.14	As at 31.12.13

CET1 capital		41.4	40.4
Additional Tier 1 capital		2.3	2.3
Tier 1 capital		43.7	42.7
PRA deductions to CET1 capital		(2.2)	(2.2)
PRA adjusted Tier 1 capital		41.5	40.5

Fully loaded CRD IV leverage ratio		3.3%	3.1%
PRA leverage ratio		3.1%	3.0%

• The estimated PRA leverage exposure decreased £39bn to £1,326bn, primarily driven by:

- £17bn reduction in derivative PFE as a result of trade compression and tear ups

- £20bn reduction in the leverage exposure measure for SFTs primarily driven by collateral and netting optimisations

-     £26bn reduction in derivative PFE as a result of changes to the basis of calculation, principally relating to sold options and mark-to-market resets, reflecting our latest understanding on the application of the CRR rules

- Partially offset by a £33bn increase in settlement balances since the year end

•      The leverage exposure calculation reflects Barclays' current understanding of the regulatory requirements and guidance, and their application in the industry. A number of items, including the changes to the basis of the PFE calculation applied in Q114, have been submitted to the EBA for clarification

1 The balance sheet as at 31 December 2013 has been revised to adopt the offsetting amendments to IAS32, Financial Instruments.

Appendix VII - Credit Risk

Analysis of Loans and Advances and Impairment

As at 31.03.14	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	139,395	1,314	138,081	2,687	1.9	80	23
Europe RBB	37,028	685	36,343	1,903	5.1	49	54
Africa RBB	19,203	487	18,716	984	5.1	45	95
Barclaycard	37,850	1,934	35,916	2,050	5.4	311	333
Corporate Banking	17	3	14	3	17.6	-	-
Wealth and Investment Management	2,851	18	2,833	43	1.5	-	-
Total retail loans and advances at amortised cost	236,344	4,441	231,903	7,670	3.2	485	83

Investment Bank2	179,616	430	179,186	787	0.4	(25)	(6)
Corporate Banking	69,029	1,842	67,187	3,475	5.0	78	46
- UK	53,197	377	52,820	1,152	2.2	36	27
- Europe	6,015	1,346	4,669	2,158	35.9	41	276
- Rest of World	9,817	119	9,698	165	1.7	1	4
Wealth and Investment Management	21,240	188	21,052	752	3.5	17	32
Africa RBB	5,773	215	5,558	523	9.1	14	98
Head Office and Other Operations	1,329	-	1,329	-	-	-	-
Total wholesale loans and advances at amortised cost	276,987	2,675	274,312	5,537	2.0	84	12
Loans and advances at amortised cost	513,331	7,116	506,215	13,207	2.6	569	45

Traded Loans	2,966	n/a	2,966
Loans and advances designated at fair value	18,896	n/a	18,896
Loans and advances held at fair value	21,862	n/a	21,862

Total loans and advances	535,193	7,116	528,077

As at 31.12.13
UK RBB	138,056	1,308	136,748	2,664	1.9	347	25
Europe RBB	38,016	660	37,356	1,801	4.7	287	75
Africa RBB	19,363	491	18,872	1,026	5.3	259	134
Barclaycard	37,468	1,856	35,612	1,992	5.3	1,264	337
Corporate Banking	488	39	449	45	9.2	(5)	(102)
Wealth and Investment Management	2,828	18	2,810	39	1.4	9	32
Total retail loans and advances at amortised cost	236,219	4,372	231,847	7,567	3.2	2,161	91

Investment Bank2	147,025	468	146,557	753	0.5	209	14
Corporate Banking	66,246	1,991	64,255	3,694	5.6	517	78
- UK	51,805	369	51,436	1,175	2.3	173	33
- Europe	6,327	1,494	4,833	2,343	37.0	321	507
- Rest of World	8,114	128	7,986	176	2.2	23	28
Wealth and Investment Management	20,995	192	20,803	704	3.4	112	53
Africa RBB	5,875	235	5,640	580	9.9	65	111
Head Office and Other Operations	1,875	-	1,875	-	-	(2)	(11)
Total wholesale loans and advances at amortised cost	242,016	2,886	239,130	5,731	2.4	901	37
Loans and advances at amortised cost	478,235	7,258	470,977	13,298	2.8	3,062	64

Traded Loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695
Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	498,577	7,258	491,319

1 Excludes impairment charges on available for sale investments and reverse repurchase agreements.

2       Investment Bank gross loans and advances include cash collateral and settlement balances of £125,916m as at 31 March 2014 and £94,018m as at 31 December 2013. Excluding these balances CRLs as a proportion of gross loans and advances were 1.5% and 1.4% respectively. 2013 amounts in the Investment Bank have been revised to adopt the implementation of IAS 32, Financial Instruments: Presentation. Gross loans and advances at amortised cost have increased by £2,713m with no impact on Credit Risk Loans.

Appendix VIII - Other Information

Other Information

Results Timetable1	Date
Ex-dividend date	14 May 2014
Dividend Record date	16 May 2014
Scrip reference share price set and made available to shareholders2	21 May 2014
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	2 June 2014
Dividend Payment date/first day of dealing in New Shares	23 June 2014
2014 Interim Results Announcement	30 July 2014

For qualifying US and Canadian resident ADR holders, the first interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the first interim dividend on 23 June 2014 to ADR holders on the record at close of business on 16 May 2014.

	Three Months Ended	Three Months Ended	Three Months Ended	% Change	% Change
Exchange Rates3	31.03.14	31.12.13	31.03.13	31.12.134	31.03.134
Period end - USD/GBP	1.67	1.65	1.52	1%	10%
Average - USD/GBP	1.66	1.62	1.55	2%	7%
Period end - EUR/GBP	1.21	1.20	1.18	1%	3%
Average - EUR/GBP	1.21	1.19	1.17	2%	3%
Period end - ZAR/GBP	17.54	17.37	13.96	1%	26%
Average - ZAR/GBP	17.97	16.43	13.87	9%	30%

Share Price Data				31.03.14	31.03.13
Barclays PLC (p)				233.40	291.15
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)				149.00	155.00

For further information please contact

Investor Relations	Media Relations

Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.Barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0871 384 205545 from the UK or +44 121 415 7004 from overseas.

1 Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.

2      Scrip reference share price being the average of the closing middle market quotations for ordinary shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from Wednesday
        14 May 2014 (June 2014 ex-dividend date) to Tuesday 20 May 2014 (inclusive).

3 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.

4 The change is the impact to GBP reported information.

5 Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.